Cassidy & Associates
Attorneys at Law
215 Apolena Avenue
Newport Beach, California 92662
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Email:  CassidyLaw@aol.com

Telephone: 202/387-5400	Fax: 949/673-4525

September 3, 2010

Peggy Fisher
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3030
Washington, DC 20549

Re:	Manthey Redmond Corporation
Registration Statement on Form S-1
Letter of Comment dated August 25, 2010
File No. 333-161600

I refile herewith Part II of the above referenced registration statement on Form S-1 so to timely file exhibit 5.0, the opinion letter of counsel.

Sincerely,

Lee W. Cassidy